

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

Mr. Kenneth J. Cutillo
Principal Executive Officer
Boston Financial Tax Credit Fund VII, L.P.
101 Arch Street
Boston, Massachusetts 02110-1106

Re: **Boston Financial Tax Credit Fund VII, L.P.**
Form 10-K for the year ended 3/31/2010
Filed on 6/29/2010
File No. 000-24584

Dear Mr. Kenneth J. Cutillo:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief